UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2026

Operating and Financial Results

Mexico City, Mexico, April 24, 2026—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2026 (1Q26).

1Q26 summary

▪	Passenger traffic increased 4.7% during 1Q26, as compared to 1Q25, reaching 6.7 million passengers. The airports with the highest traffic growth compared to 1Q25 were Monterrey, San Luis Potosí, Durango, Chihuahua and Zihuatanejo
▪	The sum of aeronautical and non-aeronautical revenues grew 4.1%, as compared to 1Q25.
▪	Adjusted EBITDA increased by 2.1%, versus 1Q25, reaching Ps.2,421 million.
▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.605 million in the quarter.

OMA will hold its 1Q26 earnings conference call on April 28, 2026 at 12:00 p.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 or +1-201-493-6784. The conference ID is 13759955. The conference call will also be available by webcast at: https://viavid.webcasts.com/starthere.jsp?ei=1759320&tp_key=b41bc05635

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

1Q26 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 3.9% compared to 1Q25.

During the quarter, 5 domestic and 2 international routes started operations.

Total passenger traffic reached 6.7 million passengers, an increase of 4.7% as compared to 1Q25. During the quarter, of total traffic, 84.3% was domestic and 15.7% was international.

Domestic passenger traffic grew 5.7%, compared to 1Q25, while international traffic decreased 0.5%.

The airports with the largest passenger traffic growth in volume terms as compared to 1Q25, were:

▪	Monterrey (+7.6%), on its Mexico City, Bajío, Puerto Vallarta, Mérida and Cancún routes.
▪	San Luis Potosí (+15.4%), on its Atlanta, Dallas, San Antonio, Cancún and Houston routes.
▪	Durango (+19.4%), on its Monterrey, Guadalajara, Tijuana, Dallas and Mexico City routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 1Q25, were:

▪	Mazatlán (-8.1%), on its Tijuana, Minnesota, Dallas, Monterrey and Los Angeles routes.
▪	Culiacán (-4.1%), on its Guadalajara, Tijuana, Mexico City, Chihuahua and Hermosillo routes.
▪	Ciudad Juárez (-2.8%), on its Monterrey, Tijuana, Cancún Puerto Vallarta and Mazatlán routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 93.2% as of March 31, 2026.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 7.8%, as compared to 1Q25.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 85.0% occupancy rate, compared to 84.4% in 1Q25, with a 2.5% decrease in the average room rate to Ps.2,990 per night.
▪	Hilton Garden Inn had a 71.3% occupancy rate, compared to 76.8% in 1Q25, with a 11.2% decrease in the average room rate to Ps.3,021 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.50.2 million, an increase of 19.2% versus 1Q25. The increase is mainly attributable to a greater number of square meters leased across four industrial warehouses, compared to 1Q25, as well as to contractual rent increases.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 4.3% driven by domestic TUA revenue growth of 9.2%. International TUA revenues decreased by 10.5% due to the appreciation of the Mexican peso against the U.S. dollar.

Non-aeronautical revenues increased 3.8%.

Commercial revenues increased 4.9%, while commercial revenues per passenger reached Ps.66.4, an increase of 0.2% versus 1Q25. The line items with the largest increases were:

▪	Parking, +8.5%, driven by an increase in passenger traffic, higher penetration, and higher tariffs.
▪	Restaurants, +5.0%, driven by greater penetration and opening or replacement of outlets in previous quarters, as well as higher passenger traffic.
▪	Retail, +8.9%, driven by higher penetration and the opening or replacement of outlets in previous quarters, as well as the increase in passenger traffic.
▪	VIP Lounges, +8.1%, Due to greater market penetration, primarily at the Monterrey Airport, and an increase in passenger traffic.

Diversification revenues decreased 1.1%, mainly due to lower revenues from Hotel Services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 20.0% as compared to 1Q25, mainly due to increases in minor maintenance, and contracted security and cleaning services, and other costs such as transportation, retirement provision, taxes and duties, and bad debt expense, among others.

The major maintenance provision expense was Ps.108.7 million, and reflects provision requirements under the recently approved master development program. The outstanding balance of the maintenance provision as of March 31, 2026 was Ps.2,771 million.

The airport concession tax increased 2.2% to Ps.264.9 million, as a result of the increase in revenues.

The technical assistance fee was Ps.61.0 million, 0.9% lower, as a result of the decrease in EBITDA during the quarter.

Total operating costs and expenses increased 19.1%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,081 million, 1.4% lower than 1Q25, with an operating margin of 54.5%.

Adjusted EBITDA was Ps.2,421 million, 2.1% higher than 1Q25, with a margin of 73.4%.

Financing Expense and Net Income

Financing Expense was Ps.310.3 million compared to Ps.312.3 million in 1Q25.

Consolidated net income in the quarter was Ps.1,239 million, a decrease of 4.1% as compared to 1Q25.

Earnings per share, based on net income of the controlling interest was Ps.3.19, and earnings per ADS was US$1.41. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q26, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.604 million, comprised of Ps.519 million in improvements to concessioned assets, Ps.58 million in major maintenance and Ps.28 million in strategic investments.

Indebtedness

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 1Q26, cash flows from operating activities generated cash of Ps.1,729 million.

In the first quarter of 2026, investing activities used cash for Ps.791 million. Financing activities used cash of Ps.376 million during the quarter.

The net increase in cash resulting from operating, investing and financing activities in 1Q26 was Ps.563 million. This, combined with the positive effect of changes in the value of cash of Ps.1.7 million, resulted in a Cash and Cash Equivalents balance as of March 31, 2026, of Ps.3,662 million.

Relevant Events

OMA’s General Annual Ordinary Shareholders’ Meeting. On April 24, 2026, at the Shareholders’ Meeting, the payment of a cash dividend to shareholders of Ps.4,900 million (Four thousand nine hundred million Pesos) was approved. The dividend which will be paid in two equal installments of Ps.2,450 million (Two thousand four hundred fifty million Pesos) no later than May 31, 2026, and November 30, 2026.

Extension of the lease agreement for the NH Collection T2 AICM hotel. During the quarter, OMA entered into an amendment to the lease agreement with Aeropuerto Internacional de la Ciudad de México related to the NH Collection hotel located in Terminal 2. This amendment extends the lease term from its original expiration date in 2029 to 2034, maintaining the same terms and conditions.

OMA secures short-term financing for Ps.1,700 million. During 1Q26, OMA entered into short-term bank loans for an aggregate amount of Ps.1,700 million. The proceeds have been used to: (i) repay the maturity of the OMA21V bond on April 10, 2026, for a total of Ps.1,000 million; and (ii) fund working capital requirements with the remaining balance. The loans have six-month maturities and carry a weighted average annual interest rate of TIIEF + 59 basis points.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	December 31, 2025	March 31, 2025	March 31, 2026	% Var Mar26/Mar25	% Var Mar26/Dec25
Assets					
Current Assets					
Cash and Cash Equivalents	2,266,520	3,098,092	3,662,282	61.6	18.2
Trade Accounts Receivable - Net	1,799,507	2,010,527	1,905,235	5.9	(5.2)
Trade Accounts Receivable from Related Parties	-	44,842	40,126	n.a.	(10.5)
Recoverable Taxes	376,336	355,440	437,275	16.2	23.0
Advances to Contractors	625,551	665,141	930,158	48.7	39.8
Other Current Assets	102,235	87,880	87,436	(14.5)	(0.5)
Total Current Assets	5,170,149	6,261,922	7,062,512	36.6	12.8
Land, Buildings, Machinery and Equipment - Net	3,164,062	3,041,725	3,037,159	(4.0)	(0.2)
Investments in Airport Concessions - Net	18,960,430	20,352,266	20,691,626	9.1	1.7
Rights of use of leased assets, net	116,922	113,056	101,858	(12.9)	(9.9)
Other Assets - Net	58,094	41,005	42,018	(27.7)	2.5
Deferred Taxes	940,956	1,127,497	1,174,281	24.8	4.1
Total Assets	**28,410,613**	**30,937,471**	**32,109,454**	**13.0**	**3.8**
Liabilities and Stockholder's Equity					
Current Liabilities					
Bank Debt	450,000	-	-	(100.0)	n.a.
Current Portion of Long-Term Debt	-	1,640,000	3,340,000	n.a.	103.7
Current Portion of Major Maintenance Provision	420,228	593,267	664,252	58.1	12.0
Current Portion of Financial Leases	7,606	49,113	41,702	448.3	(15.1)
Trade Accounts Payable	632,942	789,194	698,306	10.3	(11.5)
Taxes and Accrued Expenses	1,001,931	1,191,996	1,103,144	10.1	(7.5)
Accounts Payable to Related Parties	404,205	465,571	451,294	11.6	(3.1)
Total Current Liabilities	2,916,912	4,729,141	6,298,698	115.9	33.2
Long-Term Debt	10,683,120	11,788,359	10,089,481	(5.6)	(14.4)
Guarantee Deposits	424,813	405,925	406,918	(4.2)	0.2
Employee Benefits	171,429	196,768	204,265	19.2	3.8
Major Maintenance Provision	1,953,786	2,079,521	2,106,256	7.8	1.3
Financial Leases	160,343	109,508	107,988	(32.7)	(1.4)
Deferred Taxes	43,707	27,667	26,729	(38.8)	(3.4)
Long-Term Accounts Payable to Related Parties	220,500	173,950	203,350	(7.8)	16.9
Total liabilities	**16,574,610**	**19,510,839**	**19,443,685**	**17.3**	**(0.3)**
Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	9,834,845	9,437,364	10,670,510	8.5	13.1
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	7,019	(4,747)	(4,747)	n.a.	-
Non-Controlling Interest	166,571	166,447	172,438	3.5	3.6
Stockholders' Equity	**11,836,003**	**11,426,632**	**12,665,769**	**7.0**	**10.8**
Total Liabilities and Stockholder's Equity	**28,410,613**	**30,937,471**	**32,109,454**	**13.0**	**3.8**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2025 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-In Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2024	**386,169,425**	**297,782**	**29,786**	**8,550,187**	**1,500,000**	**7,019**	**159,463**	**10,544,237**
Dividends Declared	-	-	-	-	-	-	-	-
Capital Reinbursement	-	-	-	-	-	-	-	-
Comprehensive Income (Loss)	-	-	-	1,284,658	-	-	7,108	1,291,766
Balance as of March 31, 2025	**386,169,425**	**297,782**	**29,786**	**9,834,845**	**1,500,000**	**7,019**	**166,571**	**11,836,003**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Statement of Changes in Stockholders' Equity
As of March 31, 2026 (Thousand Pesos)

	Number of Shares	Capital stock Nominal	Additional Paid-in Capital	Retained Earnings	Share Repurchase Reserve	Labor Obligations	Non-Controlling Interest	Total Stockholder's Equity
Balance as of December 31, 2025	**386,169,425**	**297,782**	**29,786**	**9,437,364**	**1,500,000**	**(4,747)**	**166,447**	**11,426,632**
Capital Reimbursement	-	-	-	-	-	-	-	-
Dividends Declared	-	-	-	-	-	-	-	-
Comprehensive Income (Loss)	-	-	-	1,233,146	-	-	5,991	1,239,137
Balance as of March 31, 2026	**386,169,425**	**297,782**	**29,786**	**10,670,510**	**1,500,000**	**(4,747)**	**172,438**	**12,665,769**

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2025. The exchange rates used to convert foreign currency amounts were Ps.20.4003 as of March 31, 2025, and Ps.18.1033 as of March 31, 2026.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated: April 27, 2026